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                             November 6, 2023

       Yung-Peng Chang
       Co-Chief Executive Officer
       Semilux International Ltd.
       4F., No. 32, Keya Rd., Daya Dist.
       Central Taiwan Science Park
       Taichung City 42881, Taiwan

                                                        Re: Semilux
International Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted October
23, 2023
                                                            CIK No. 0001990950

       Dear Yung-Peng Chang:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 filed October 23, 2023

       Questions and Answers About the Business Combination...
       What ownership levels will current shareholders of the Company have after consummation of the
       Business Combination?, page 23

   1. In the narrative that precedes the table on page 24, and throughout the registration statement, it appears
that the discussion of pro forma ownership interests under the three scenarios does not
contemplate holders of SPAC public warrants. Please tell us the reason your narrative does not
include the pro forma share ownership percentage to be held by this group.
       MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 140

   2. We note your response to our prior comment 8 but are unable to agree that a tax opinion is
 Yung-Peng Chang
Semilux International Ltd.
November 6, 2023
Page 2
         not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we
         view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 140 to state that the discussion reflects the opinion of counsel. Note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. Refer to Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
         opinion to use    should    or "more likely than not" rather than
will,    but counsel providing
         the opinion must explain why it cannot give a    will    opinion and
describe the degree of
         uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19.
Unaudited Pro Forma Condensed Consolidated Financial Information
Basis of Pro Forma Presentation, page 157

3. We note your response to prior comment 9, as well as your use of terminology such as directly attributable, factually supportable, and continuing impact in your revised disclosure. Please note that Article 11 of Regulation S-X was amended by Section II.D of
         SEC Release No. 33-10786, which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your narrative to remove this terminology and revise the related pro forma adjustments, as applicable, to conform to the updated guidance.
General

4. We note in your Investor Presentation filed as Exhibit 99.1 to your Form 8-K filed on
         October 24, 2023 includes a $30,000,000 PIPE. Please clarify whether you have entered into a PIPE agreement with investors.
5. We note your response to our prior comment 26. It remains unclear to us how you determined that the maximum amount of public shares that may be redeemed is 7,344,949. Please revise or advise.
       Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameYung-Peng Chang                               Sincerely,
Comapany NameSemilux International Ltd.
                                                                Division of
Corporation Finance
November 6, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName